                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                                AMENDMENT NO. 1

                       PENNSYLVANIA POWER & LIGHT COMPANY
                                (NAME OF ISSUER)

                              PP&L RESOURCES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                             4 1/2% Preferred Stock
                          3.35% Series Preferred Stock
                          4.40% Series Preferred Stock
                          4.60% Series Preferred Stock
                          5.95% Series Preferred Stock
                          6.05% Series Preferred Stock
                         6.125% Series Preferred Stock
                          6.15% Series Preferred Stock
                       6.33% Series Preferred Stock, and
                          6.75% Series Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)

            (CUSIP No. 709051-40-3) (4 1/2% Preferred Stock)
            (CUSIP No. 709051-20-5) (3.35% Series Preferred Stock) (CUSIP No. 709051-30-4) (4.40% Series Preferred Stock) (CUSIP No. 709051-50-2) (4.60% Series Preferred Stock) (CUSIP No. 709051-66-8) (5.95% Series Preferred Stock) (CUSIP No. 709051-65-0) (6.05% Series Preferred Stock) (CUSIP No. 709051-68-4) (6.125% Series Preferred Stock) (CUSIP No. 709051-64-3) (6.15% Series Preferred Stock) (CUSIP No. 709051-69-2) (6.33% Series Preferred Stock) (CUSIP No. 709051-67-6) (6.75% Series Preferred Stock)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 John R. Biggar
                            Vice President - Finance
                       Pennsylvania Power & Light Company
                            c/o PP&L Resources, Inc.
                             Two North Ninth Street
                         Allentown, Pennsylvania 18101
                            (Tel. No. 610-774-5151)

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

                                 March 3, 1997
         (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                    HOLDERS)

                               Page 1 of 5 Pages
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CALCULATION OF FILING FEE

TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
----------------------                         --------------------

$465,471,815                                          $93,094

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 530,189 shares of 4 1/2% Preferred Stock by its purchase price of $80.00 per share, 41,783 shares of 3.35% Series Preferred
     Stock by its purchase price of $52.02 per share, 228,773     shares of
     4.40% Series Preferred Stock by its purchase price of $70.51 per share, 63,000 shares of 4.60% Series Preferred Stock by its purchase price of
     $73.72 per share, 300,000      shares of 5.95% Series Preferred Stock by
     its purchase price of $103.93 per share, 250,000 shares of 6.05% Series Preferred Stock by its purchase price of $104.37 per share, 1,150,000 shares of 6.125% Series Preferred Stock by its purchase price of $103.68 per share, 250,000 shares of 6.15% Series Preferred Stock by its purchase price of $104.72 per share, 1,000,000 shares of 6.33% Series Preferred Stock by its purchase price of $104.63 per share, and 850,000 shares of 6.75% Series Preferred Stock by its purchase price of $109.17 per share, and adding all of those numbers together.


[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid:   $93,094             Filing Party:  PP&L
                                              Resources, Inc.
Form or Registration No.: Schedule 13E-4      Date Filed:   March 3, 1997

                               Page 2 of 5 Pages
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                                EXPLANATORY NOTE

          This Amendment No.1 amends and supplements the Statement on Schedule 13E-4 filed on March 3, 1997 by incorporating by reference the information contained in the letter dated March 21, 1997 and the letter dated March 21, 1997, copies of which are attached hereto as Exhibits (a)(10) and (a)(11), respectively.

ITEM 9.   Material to be Filed as Exhibits.

          Item 9 is hereby amended and supplemented to add the following:

Exhibit
No.            Description
-------        -----------

(a)(10)   Letter dated March 21, 1997.
(a)(11)   Letter dated March 21, 1997.

                               Page 3 of 5 Pages
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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1997        PP&L RESOURCES, INC.


                              By: /s/John R. Biggar
                                  ---------------------------------
                              Name:   John R. Biggar
                              Title:  Vice President - Finance
                                       Pennsylvania Power & Light
                                        Company

                               Page 4 of 5 Pages
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                                    EXHIBITS
                                    --------
Exhibit
    No.        Description
  -------      -----------

99.(a)(10)     Letter dated March 21, 1997.
99.(a)(11)     Letter dated March 21, 1997.

                               Page 5 of 5 Pages